

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 4, 2013

Via E-mail
Thomas Hennigan
Chief Executive, Financial and Accounting Officer
REIA Investments, LLC
18756 Stone Oak Parkway, Suite 200
San Antonio, TX 78258

> **Re:**   **REIA Investments, LLC**
> **Offering Statement on Form 1-A**
> **Filed February 4, 2013**
> **File No. 024-10341**

Dear Mr. Hennigan:

    We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your disclosure on page 20 that you intend to purchase real estate owned properties or notes secured by real property. We further note your risk factor on page 18 relating to the Investment Company Act of 1940. It seems that you intend to operate your business in a manner that will permit you to maintain an exemption from registration under the 1940 Act. Please provide us with a detailed analysis of the exemption that you and your subsidiaries intend to rely on and how your investment strategy will support that exemption. Please note that we will refer your response to the Division of Investment Management for further review.

2.   Please provide a principal stockholder table. Refer to Model A. Question 37.

Part I - Notification

Item 1. Significant Parties, page 1

3.   Please revise your disclosure with respect to (c) and (d) to clarify that the 100% ownership in REIA Investment Management, LLC is record and beneficial ownership. Refer to Part 1, Item 1(d) and 1(e) of Form 1-A.

Item 5. Unregistered Securities Issued or Sold Within One Year, page 2

4.   We note the information provided in Exhibit A to the Operating Agreement submitted as an exhibit to this offering statement. Please revise this section to provide the name and amount of securities issued to Thomas Hennigan. Refer to Part 1, Item 5(a)(2) of Form 1-A. Also revise to provide the information required by Part 1, Item 5(c).

5.   We note your disclosure on page 38 that "for… [your] initial capitalization of $30,000, and other related services… Thomas Hennigan, was awarded 100% of the available common units of the company." Please revise your disclosure to provide the information required by Part I, Item 5(a)(3) of Form 1-A or advise.

Risk Factors, page 6

6.   Please revise the first risk factor by breaking it into two. One risk factor should address the risk related to you being a development stage company. The other risk factor should address the auditor's going concern report.

Plan of Operations, page 20

7.   Please refer to Model A. Question 4 and provide the disclose required for milestones which in management's opinion the company must or should reach in order for the company to become profitable, and indicate the expected manner of occurrence or the expected method by which the company will achieve the milestones. State the probable consequences to the company of delays in achieving each of the events or milestones within the above time schedule, and particularly the effect of any delays upon the company's liquidity in view of the company's then anticipated level of operating costs.

Plan of Operations, page 20

8.   Your disclosure indicates that when purchasing a package of properties that you will perform a Broker Price Opinion (BPO). Please explain the methodology involved in performing a BPO, clarify whether you will perform the BPO internally or obtain a BPO from a third party and describe how a BPO differs from an appraisal.

Purchasing REOs in bulk transactions, page 20

9.   Please tell us the basis for your "25% to 50%" acquisition value range and the 50% to 60% sell range. For instance, please clarify if this is the industry standard. Please also provide the same for your statement on page 21 with respect to the purchase of non-performing mortgage notes. Alternatively, please remove such statements.

10.   We note your disclosure that "the broker price opinion is not the same as an appraisal." Please revise to clarify whether you will conduct an appraisal of the properties before purchasing them. If not, please so state and revise the risk factor section accordingly.

Seller Financing, page 24

11.   We note your disclosure that you "will have extremely loose underwriting criteria." Please revise your disclosure to provide the industry underwriting standard for comparative purposes.

12.   We refer to the fifth underwriting criteria. We further refer to your disclosure in the "plan of operations" section where you state that you currently have no operations other than, among others, to develop your business plan. Since you will have no borrowing history in the near future, please delete this disclosure or revise to clarify what you mean by "borrowing history."

Our Strengths and relationships with Real Estate Investment Associations, page 24

13.   Please tell us whether you have a written agreement with the National REIA. If so, please summarize the material terms of the agreement and submit the agreement as an exhibit to the offering statement. Refer to Part III, Item 2(6) of Form 1-A. If not, please revise to so state and revise your risk factor disclosure to discuss your dependence on National REIA with whom you have no formal arrangement.

14.   Please tell us whether your agreement to utilize the services of qualified REIA members when available represents an obligation.

Borrowing of money, page 25

15.   Please revise to clarify what "prudent amounts of leverage" means.

Purchase and sale (or turnover) of investments, page 26

16.   We note your disclosure that you plan to "turnover quickly." Please revise to give an estimated amount of time the company intends to hold each property for. This relates to the REO and non-performing mortgage notes segments, respectively.

Business Strengths, page 27

17.   Please revise the first bullet to state that members of the National REIA and regional
        REIAs who decide to engage in operations similar to yours may also have the same
        access.

18.   Please revise to identify the "pro-real estate legislation" Mr. Hennigan worked on,
        including the applicable state, detailing the work he did and the impact it had in the
        industry. In this regard, we note your disclosure on page 33. You may include a cross-
        reference.

Offering Price Factors, page 28

19.   Please revise to provide the information requested by Model A. Question 8.

Use of Proceeds, page 29

20.   We note your disclosure on page 4 of the offering statement that there is a finder's fee or
        similar payment in connection with the offering. We further note your disclosure in
        footnote 2 to the table with respect to finder's fee. Please revise the table to disclose the
        estimated fees in the "selling commissions & fees" line item. Also submit, as an exhibit
        to the offering statement, the agreement between the manager and the REIA group before
        qualification of the offering statement.

21.   Please revise to expand, by footnote, your "working capital" disclosure to indicate with
        specificity what this will include. For example, we note your disclosure on page 28 that
        "Mr. Hennigan has provided the working capital to cover [your] initial expense." We
        further note your disclosure on page 38 that Mr. Hennigan provided an initial
        capitalization of $30,000 to you and that he will receive reimbursement for expenses
        incurred on behalf of the company. Please revise your disclosure to indicate whether a
        portion of the amount allocated for working capital will be used to reimburse Mr.
        Hennigan.

22.   Please revise to provide additional detail on the use of net proceeds. Refer to the
        Instruction to the Use of Proceeds section of Model A. For example, please separately
        disclose the estimated amounts to be used to purchase real properties and the amount that
        will be used to purchase notes.

23.   Please also provide disclosure on cash flow and liquidity issues for the next 12 months.
        Refer to Model A. Questions 11 and 12.

24.   Please clarify whether the amount of proceeds allocated to Property or Note Purchases
        includes the costs associated with the purchase of these investments, including but not
        limited to administrative, legal and due diligence fees.

Capitalization, page 29

25.   It appears that a portion of the disclosure under this heading is missing. Specifically
        there is no following summary financial data. Please revise to include the information
        required by Model A. Question 13 of Form 1-A. We note for example that Thomas
        Hennigan provided an initial capitalization of $30,000 to the company.

Description of Securities, page 30

26.   Please revise to provide the information required by Model A. Questions 18 to 20 of
        Form 1-A.

Plan of Distribution, page 31

27.   Please revise to disclose here, or elsewhere as applicable, the termination date of the
        offering, if any.

28.   We note your disclosure that all subscriptions funds which are accepted will be deposited
        directly into REIA Investments' segregated escrow account. Please submit the escrow
        agreement as an exhibit to the offering statement. Refer to Part III, Item 2(9) of Form 1-
        A.

29.   We note your disclosure on pages 4 and 41 of the offering statement that the price per
        security is $1. We further note your disclosure here that the purchase price for the
        preferred units is $10. Please revise to reconcile.

30.   Please revise to clarify if subscriptions are irrevocable.

31.   We note your disclosure on page 32 that the offering period will commence upon the
        "prospectus being declared effective." Please revise to clarify that the "offering
        statement" will be "qualified." Please make conforming changes throughout the
        document.

32.   Please revise to disclosure how you will determine which investor is a member in good
        standing at the REIA. Also clarify whether education on real estate and real estate related
        investments is a prerequisite to REIA membership. Finally, please clarify how you will
        proceed if an investor stops being a REIA member in good standing. In this regard,
        please clarify whether you will conduct an ongoing test to determine an investor's
        standing.

Officers and Key Personnel of the Company, page 32

33.   We note your disclosure regarding Mr. Hennigan's experience. Please revise to provide
        the following (for the past ten years):

        a. Total amount of money raised from investors and the total number of investors, if
            applicable;

        b. Number of properties purchased and location by region;

        c. Aggregate dollar amount of properties purchased;

        d. Percentage (based on purchase price rather than on number) of properties that are
            commercial and residential;

        e. Percentage (based on purchase price) of new, used or construction properties;

        f. Number of properties sold; and

        g. Discussion of those major adverse business developments or conditions
            experienced by any of the properties managed by Mr. Hennigan that would be
            material to investors in you.

34.   We note that Mr. Hennigan is the sole member of the managing member and sole officer
        of the company. Please revise your disclosure to indicate the amount of time he plans to
        spend on company matters, if less than full time.

Advisory Board, page 33

35.   Please clarify whether any of the members of the Advisory Board will be deemed an
        "officer or key personnel" of the company. Please refer to the instruction to Model A.
        Questions 29 to 32 of Form 1-A for guidance. If you determine that they are officers
        and/or key personnel, please revise your disclosure on page 1 and elsewhere, as
        applicable. Refer to Part 1, Item 1 of Form 1-A. For those who are not officers, key
        personnel and/or directors of the company, please tell us why you have included their
        information in the offering statement.

Executive Compensation, page 37

36.   Please revise to include the disclosure related to the identified footnote 1 in the summary
        compensation table.

37.   Please clarify whether the expenses for which Thomas Hennigan will be reimbursed for
        is separate from the initial $30,000 capitalization. If so, please quantify the amount he has

advanced to the company, if any, for which he will be reimbursed for. Also revise to provide the principal terms of the financing, as applicable.

38.   We note your disclosure on page 41 that the company currently has two outstanding membership classes, including the preferred units issued to the manager and the preferred units being offering as units to new members in three different classes. We further note your disclosure here that Thomas Hennigan was awarded 100% of the available common units of the company. Please reconcile your disclosure here and throughout the document.

Transaction with Related Persons, page 38

39.   Please revise here or elsewhere, as applicable, to discuss if there are any proposed transactions in which Mr. Hennigan or other related parties would have an interest. For example, please discuss whether any of the properties or notes could be purchased from related parties or whether any services provided to the company could be by related parties.

Financing Arrangements with Significant Members, Managers, Directors and Officers, page 38

40.   We note your disclosure on page 38 that "the manager shall receive reimbursement for expenses incurred on behalf of the company." Please revise to include the material terms of this arrangement.

Cash Distributions, page 42

41.   Please define Class Preferred Return.

Exit Strategies, page 44

42.   We note your disclosure regarding the intended exit strategy. Please revise the risk factor section to disclose that an exit event is not guaranteed and is subject to the Manager's discretion.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 46

Liquidity and Capital Resources, page 46

43.   We note that you believe cash available as of December 31, 2012 will be able to sustain operations for an additional twelve months and that your auditor has not issued a going concern opinion. Please explain to us in detail why you believe that $15,603 will be enough to sustain operations for twelve months when you have incurred $15,147 in the approximately six week period from inception through December 31, 2012.

Financial Statements, page F-1

44.   We note that in several instances (e.g. on pages F-2, F-4, F-6, and F-7), November 17, 2012 is given as your date of inception. However, elsewhere in your filing, including your Articles of Organization, Operating Agreement and Statement of Changes in Net Assets, November 27, 2012 is given. Please reconcile for us this discrepancy and revise your disclosure as appropriate.

Report of Independent Auditors, page F-2

45.   Please have your auditor revise his report to refer to the standards of the Public Company Accounting Oversight Board (United States) in accordance with AS 1: References in the Auditors' Reports to the Standards of the Public Company Accounting Oversight Board.

46.   Please have your auditor provide a consent to the inclusion of his report in this registration statement.

Balance Sheets, page F-3

47.   Please revise to correct the date of the balance sheet.

Part III – Exhibits

48.   Please submit, as an exhibit to the offering statement, the certificate of designation for the preferred units.

Exhibit 1. Articles of Organization

49.   Please tell us whether Mark Devincentis is a promoter of the company.

Exhibit 2. Operating Agreement

50.   Please submit the executed version of the operating agreement.

Exhibit 3. Subscription Agreement

51.   The representations specified in paragraph 5 should be deleted, unless the representations are included because of state law or other requirement. In that event, a copy of the requirement should be furnished to us as supplemental information and the subscription agreement must be revised to include a statement in a prominent place informing the subscribers that by making such representations they have not waived any right of action they may have under the applicable federal securities laws. In addition, it should be noted that the federal securities laws specifically provide that any such waiver would be unenforceable. The subscription agreement should also note whether the company

intends to assert the representations as a defense in any subsequent litigation. We may have further comment.

Exhibit 5. Opinion re Legality

52.   We note that counsel opines that the units will be legal, valid and binding obligations of the company. Counsel must also opine whether the units will, when sold, be legally issued, fully paid and non-assessable. Please revise accordingly.

53.   Please explain the purpose of the qualification in paragraph (A). It does not appear that you have qualified any matters to your knowledge.

54.   We refer to paragraph (B) where counsel states that "our opinions… reflect only the application of applicable laws of the States of California…" We note that the company is incorporated under the laws of Nevada. Counsel must opine on the corporate laws of the jurisdiction of incorporation of the registrant. Please revise accordingly.

55.   We refer to the penultimate paragraph of the opinion where you state that the opinion letter is being delivered pursuant to Item 601(b)(5) of Regulation S-K. Please revise to indicate that the opinion letter is delivered pursuant to the Form 1-A. Refer to Part III, Item 2(11) of Form 1-A for guidance.

56.   We refer to the last paragraph of the opinion. Please delete the reference to "prospectus."

Exhibit 6. Sales Material

57.   Please advise as to which marketing materials will be printed advertisements or sales materials that will be accompanied with or preceded by a final offering circular. See Rule 251(d) of Regulation A. Also note that all sales materials need to be filed with the Commission pursuant to Rule 256 of Regulation A. We may have further comments.

58.   Please revise the market materials to disclose from whom a preliminary offering circular or final offering circular may be obtained. See Item 251(d)(ii)(C) of Regulation A.

59.   Please note that under Rule 251(d)(1)(ii)(C), printed advertisements may contain no more than the following information:

        a. The name of the issuer of the security;

        b. The title of the security, the amount being offered and the per unit offering price to the public;

        c. The general type of the issuer's business; and

        d.   A brief statement as to the general character and location of your property, if any.

The printed materials should contain no promotional language. Also, the general type of your business should disclose that the company has no operations and owns no properties. Please revise accordingly.

60.   Please clarify whether any of the members of the Advisory Board will be deemed an "officer or key personnel" of the company. Please refer to the instruction to Model A. Questions 29 to 32 of Form 1-A for guidance. For those who are not officers, key personnel and/or directors of the company, please tell us why you have included listed names in the sales materials.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending offering statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 and Regulation A regarding requests for acceleration. We will consider a written request for acceleration of the qualification date of the offering statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above offering statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the offering statement.

Thomas Hennigan
REIA Investments, LLC
March 4, 2013
Page 11

      You may contact William Demarest, Staff Accountant, at (202) 551-3432 or Kristi Marrone, Staff Accountant, at (202) 551-3429 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Attorney Advisor, at (202) 551-3673 or Sonia Barros at (202) 551-3655 with any other questions.

                    Sincerely,

                    /s/ Tom Kluck

                    Tom Kluck
                    Legal Branch Chief